2017 PROXY RESULTS
A Special Meeting of the Limited Partners was held on May 17, 2017, as reconvened on June 13, 2017, to consider the proposals described below. The proposal was approved. The results of the voting at the Special Meeting are as follows:


1. Approval of the Investment Sub-Advisory Agreement among
Portfolio Advisors, LLC, Hatteras Funds, LP and the Master Fund.

Hatteras Core Alternatives Fund, L.P.
			No. of Votes
Affirmative		367,926
Against			14,489
Abstain			45,687
Total			428,102

Hatteras Core Alternatives TEI Fund, L.P.
			No. of Votes
Affirmative		502,254
Against			8,738
Abstain			49,771
Total			560,763

Hatteras Core Alternatives Institutional Fund, L.P.
			No. of Votes
Affirmative		428,421
Against			13,778
Abstain			5,274
Total			447,473

Hatteras Core Alternatives TEI Institutional Fund, L.P.
			No. of Votes
Affirmative		1,180,388
Against			73,110
Abstain			8,129
Total			1,261,627